

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 25, 2008

VIA U.S. MAIL

David D. Downing
Chief Financial Officer
Cyberlux Corporation
4625 Creekstone Drive
Suite 130
Durham, NC 27703

> **Re:**   **Cyberlux Corporation**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 000-33415**

Dear Mr. Downing:

We have completed our review of your Form 10-KSB and the related amendment and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant